Exhibit 99.1

Evogene announces positive results in Insect Control Seed Trait Program and advancement to Phase-I of first toxin against Western corn rootworm

Evogene also announces discovery of genes displaying initial insecticidal activity against stinkbug, a major pest in soy and other crops

Rehovot, Israel – June 20, 2017 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading company for the improvement of crop productivity and economics for food, feed and fuel, announced today the advancement of  a gene displaying insecticidal activity against Western corn rootworm into Phase-I  focusing on validation in target crops, following positive laboratory assay results. Additionally, the company announced for the first time the identification of a set of genes displaying initial toxic activity against southern green stinkbug, a major pest in soybean and other crops.

Evogene is advancing into Phase-I a gene, EVO30495, displaying high potency against Western corn rootworm, which is a major pest in corn. EVO30495 has met all of the phase advancement criteria, including efficacy and initial estimation of lower risk of toxicity to other organisms such as bees, animals and humans. Phase-I will include introduction of the gene into corn, followed by greenhouse experiments and further validation activities; initial results are anticipated within 1-2 years.

Evogene’s insect control seed trait program was initiated in 2014 and addresses numerous insect orders which pose serious threats to crop productivity, including Coleoptera, Lepedoptera and Hemiptera. The program is based on the utilization of Evogene's unique predictive computational discovery platform and proprietary metagenomics data, at its research facilities in Israel. The predicted genes were then validated at Evogene’s R&D site in St. Louis. This approach has already resulted in genes displaying initial insecticidal activity against major crop pests, with several genes at the later stages of discovery, and includes today’s advancement of EVO30495 into Phase-I.

Additionally, for the first time Evogene has identified a set of genes displaying initial toxic activity against another major pest, the southern green stinkbug. The discovery of toxin gene traits against stinkbug is particularly significant, as there are currently no commercially available insect control seed trait solutions for this major pest in soybean and other crops.

Ofer Haviv, Evogene's President and CEO, stated: “We are very pleased to announce the rapid advancement of our insecticidal seed trait program, and in particular these two specific achievements that address major market needs. Our novel toxin for Western corn rootworm that is now being advanced into Phase-I addresses an existing $1.5 billion market.  Furthermore, the identification of genes showing toxic activity against stinkbugs is very exciting since this is a significant agricultural pest with an estimated market potential of over $1 billion, without any currently available commercial seed trait solution.”

Mr. Haviv concluded: “I look forward to reporting continued progress in our insect control program as we continue to demonstrate the power of our multidisciplinary predictive discovery approach to the substantial and increasing unmet needs in this important market area.”

About Evogene Ltd.:
Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company for the improvement of crop productivity for the food, feed and fuel industries. The Company operates in three key target markets: improved seed traits (addressing yield increase, tolerance to environmental stresses and resistance to insects and diseases); innovative ag-chemicals (developing novel herbicide solutions for weed control); and ag-biologicals. Evogene has collaborations with world-leading seed and ag-chemical companies. For more information, please visit www.evogene.com or contact the Company at info@evogene.com.

Forward Looking Statements:
This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Alex Taskar
Chief Financial Officer
E: IR@evogene.com
T: (+972)-8-931-1963